                                                                                                          EXHIBIT 12
                                               AMERICAN STANDARD INC.
                               COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                                               (Dollars in Millions)

                                                                                                       Six Months
                                                          For the Years ended December 31,           Ended June 30,
                                                         ---------------------------------          ---------------
                                                1996      1997      1998      1999       2000       2000       2001
                                                ----      ----      ----      ----       ----       ----       ----
Income from continuing
   operations before income taxes              $71.1    $347.0    $189.8    $451.5     $509.4     $278.3     $295.7

Equity in net (income) loss of
   associated companies net of dividends
   received                                     11.8      (2.9)     (3.6)     (5.1)      (8.7)      (4.9)     (3.2)

Amortization of capitalized interest             1.3       1.4       1.6       1.8        1.9         .9        1.2

Interest expense                               198.2     192.2     188.4     192.1      198.7       97.8       91.2

Rental expense factor                           27.3      25.0      26.5      33.9       49.4       23.2       26.2
                                              ------    ------    ------    ------     ------     ------     ------

Earnings available for fixed charges          $309.7    $562.7    $402.7    $674.2     $750.7     $395.3     $411.1
                                              ======    ======    ======    ======     ======     ======     ======

Interest expense                              $198.2    $192.2    $188.4    $192.1     $198.7      $97.8      $91.2

Capitalized interest                             3.9       3.8       4.5       3.3        2.0        1.0        2.1

Rental expense factor                           27.3      25.0      26.5      33.9       49.4       23.2       26.2
                                              ------    ------    ------    ------     ------     ------     ------

Fixed charges                                 $229.4    $221.0    $219.4    $229.3     $250.1     $122.0     $119.5
                                              =======   =======   =======   =======    =======    =======    ======

Ratio of earnings to fixed charges (a)           1.3       2.5       1.8       2.9        3.0        3.2        3.4

a)   For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest.  Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.